UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2007
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By: /s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: May 25, 2007

For immediate release
May 25, 2007

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Announcement of Fuji Robin Industries Ltd. becoming a Wholly Owned Subsidiary of
Makita through a Simple Share Exchange
     At its May 25, 2007 meeting, the Board of Directors of Makita Corporation (“Makita”) resolved to make Fuji Robin Industries Ltd. (“Fuji Robin”) a wholly owned subsidiary through a simple share exchange transaction (the “Share Exchange”). This notice is to inform the public of the results as follows.
1.	Purpose of Making Fuji Robin a Wholly Owned Subsidiary of Makita through the Share Exchange

Makita established the “Strong Company” as a long-term goal and has been aiming to obtain and to maintain the top share in the market as a global total supplier of useful tools for consumer living and housing (electric-powered or rechargeable tools, pneumatic tools and gardening or engine-powered gardening tools). Makita has been attempting to concentrate management resources on these business areas and to heighten its corporate value. It strengthened the area of pneumatic tools by acquisition of the nailer business in January, 2006, which improved its product development capability of the core products, for example, air nailer with high pressure air, and brought about certain advancements in the business field. The purpose of making Fuji Robin a wholly owned subsidiary of Makita is to strengthen the area of gardening or engine-powered gardening tools, which Makita considers an important measure to achieve the long-term goal of Makita.

Makita made an announcement on March 20, 2007 that it would through a tender offer and a series of subsequent procedures acquire Fuji Robin and make it a wholly owned subsidiary for the purpose of the rapid implementation of its business strategy.

More specifically, as the initial stage, Makita initiated a tender offer (“the Tender Offer”) from March 22, 2007 through May 7, 2007 to acquire all of the issued and outstanding shares of Fuji Robin. As a result, Makita’s current shareholding ratio in Fuji Robin has become 89.35% (11,579,375 shares).

Makita failed to acquire all of the common shares of Fuji Robin through the Tender Offer. Consequently, Makita will make Fuji Robin its wholly owned subsidiary through the Share Exchange with Makita’s shares as consideration. August 1, 2007 shall be the effective date of the Share Exchange. Today, the Boards of Directors of both companies passed resolutions on the detailed content of the Share Exchange, and entered into the share for share exchange agreement.

As a result of the Share Exchange, Fuji Robin will become a wholly owned subsidiary of Makita as of the effective date of August 1, 2007, and the shares of Fuji Robin will be delisted from the second section of the Tokyo Stock Exchange as of July 26, 2007 (July 25, 2007 is the last day of trading for the shares).

English Translation of press release originally issued in Japanese language	1

2.	Summary of the Share Exchange
(1)	Schedule of the Share Exchange

March 31, 2007	Record date of the shareholders meeting (Fuji Robin)
May 25, 2007	Meeting of the Board of Directors on the resolution of the Share Exchange (Makita and Fuji Robin)
May 25, 2007	Conclusion of the Share Exchange Agreement (Makita and Fuji Robin)
June 28, 2007	Shareholders meeting for the approval of the Share Exchange (Fuji Robin)
July 26, 2007 (tentative)	Delisting (Fuji Robin)
August 1, 2007 (tentative)	Scheduled day of the Share Exchange (Effective date)
Last of September, 2007 (tentative)	Delivery date of stock certificate
Note:	Makita will carry out the Share Exchange without approval by a shareholders meeting pursuant to the provisions in Article 796, Paragraph 3, of the Corporate Law (Simplified Share Exchange).
(2)	Share Exchange Ratio

	Makita Corporation	Fuji Robin Industries Ltd.
Company name	(complete parent company)	(wholly owned subsidiary)
Share Exchange ratio	1	0.059
Notes:	1.	Share Allotment Ratio

		In exchange for one common share of Fuji Robin, Makita will allot and issue 0.059 shares of Makita’s common stock; provided, however, that the allotment shall not be implemented for the 11,579,375 shares of the common shares that Makita owns.

	2.	Number of Shares to be Issued through the Share Exchange

		Common stock: 81,456 shares

		The common stock allotted and issued to Fuji Robin shareholders shall be used for the shares that Makita owns, and Makita will not issue new shares.
(3)	Results, Methods, and the Foundation for Calculations by Third Party Institutions

1. Basis for Calculations

In the interest of fairness and rationality of the ratio of the Share Exchange, both of Makita and Fuji Robin shall individually and independently ask for the opinions of third party institutions as specialists on the calculation of the ratio for the Share Exchange. Makita has appointed Daiwa Securities SMBC Co., Ltd. (“Daiwa Securities SMBC”) and Fuji Robin has appointed Deloitte Tomatsu FAS Co., Ltd. (“Deloitte Tomatsu FAS”) as respective third party calculation institutions.

Makita requested that Daiwa Securities SMBC evaluate the purchasing price (260 yen per share, “Tender Price”) when it made the Tender Offer. Since the period from May 7 to today, the last day of the Tender Offer, is rather short, and since there has been no special cause for a significant change of the calculation that was made at the price calculation of the Tender Offer, Makita decided on the purchasing price of 260 yen per share of Fuji Robin. Please refer to the “Announcement of a Tender Offer for Shares of Fuji Robin Industries Ltd.” dated March 20, 2007 regarding details concerning the basis for this calculation. Meanwhile, Fuji Robin resolved to approve the Tender Offer at a meeting of its Board of Directors.

Regarding the value of Makita’s shares, Daiwa Securities SMBC used the historical trading range analysis (the periods used for this calculation were the most recent 6 months, 3 months, and one month periods prior to May 11) and came to the conclusion that one share of Fuji Robin should be exchanged for between 0.057 and 0.064 shares of Makita. Daiwa submitted this conclusion to Makita.

English Translation of press release originally issued in Japanese language	2

In the meantime, Deloitte Tomatsu FAS used the historical trading range analysis and a comparison method with similar companies. Under the historical trading analysis method, Deloitte calculated that one share of Fuji Robin should be exchanged for between 0.057 and 0.059 shares of Makita, using the most recent 3 month and one month periods prior to May 11, 2007. Using the comparison method, Deloitte concluded that Makita’s share should be between 0.059 and 0.064 shares against one share of Fuji Robin. The above conclusion was submitted to Fuji Robin.

Because shares of both companies are traded on the Stock Exchange, Makita and Fuji Robin agreed to adopt the calculation of the historical trading analysis method (trading prices during the most recent 3 month and one month periods prior to May 11, 2007) and studied carefully the results of the analysis and the opinions that were submitted by the above mentioned third party specialists regarding the calculation method and proposed exchange rate. In consideration of the results of the tender offer and subsequent negotiations and consultations, Makita and Fuji Robin have both decided to adopt the proposed exchange rate at their respective Board of Directors meeting held on May 25, 2007 and concluded a share exchange agreement between the two companies. This Share Exchange ratio was determined in the range of the analysis and opinions presented to Makita by Daiwa Securities SMBC and to Fuji Robin by Deloitte Tomatsu FAS.

Meanwhile, the above-mentioned Share Exchange ratio might be changed after consultation between the companies should any major changes occur in the conditions for the calculation.

2. Relationship between the Appraiser

Daiwa Securities SMBC and Deloitte Tomatsu FAS are not to become parties with interests in Makita or Fuji Robin.

	(4)	Handling of Share Purchasing Rights and Bonds with Share Purchasing Rights: None

3.		Summary of Companies Concerned with the Share Exchange

(1) Corporate Name	Makita Corporation (complete parent company)	Fuji Robin Industries Ltd. (wholly owned subsidiary)
(2) Principal Business	Manufacture and distribution of electric power tools, pneumatic tools, garden tools, and household tools	Manufacture and distribution of engines, machinery for agriculture, forestry and construction industries, vehicles for industrial use, machinery for golf courses and related parts, equipments for environmental sanitation, and instruments and parts for disaster prevention equipment
(3) Date of Incorporation	December 10, 1938	July 24, 1950
(4) Address of Head Office	3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture	35 Ohoka Numazu City, Shizuoka Prefecture
(5) Title and Name of Representative	Masahiko Goto, President and Representative Director	Mitsunori Watanabe, Representative Director
(6) Capital Stock	24,206 million yen	833 million yen
(7) Number of Shares Issued	144,008,760 (as of March 31, 2007)	12,960,000 (as of March 31, 2007)
(8) Total Assets	Consolidated: 368,494 million yen Non-consolidated: 253,663 million yen (as of March 31, 2007)	Non-consolidated: 8,206 million yen (as of March 31, 2007)
(9) Shareholders’ Equity	Consolidated: 302,675 million yen Non-consolidated: 225,834 million yen (as of March 31, 2007)	Non-consolidated: 1,679 million yen (as of March 31, 2007)
(10) Date of Fiscal Year End	March 31	March 31

English Translation of press release originally issued in Japanese language	3

(11)	Composition of Major Shareholders and Shareholding Ratios (as of March 31, 2007)

Japan Trustee Services Bank, Ltd. (Trust account)	7.82%
The Master Trust Bank of Japan, Ltd. (Trust account)	4.81%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.62%
The Chase Manhattan Bank, N.A. London	3.17%
Makita Cooperation Companies’ Investment Association	2.68%

Fuji Heavy Industries Co., Ltd.	58.07%
Makita Corporation	10.03%
Ogawa Pump Industrial Company	1.42%
Japan Securities Finance Co., Ltd.	0.93%
Employees’ Stock Ownership Trust of Fuji Robin	0.54%
Note:	As of May 25, 2007, Makita owns 11,579,375 shares (89.35% of shares outstanding) of Fuji Robin through the Tender Offer.
4.	Conditions after the Share Exchange

	(1)	Corporate Name, Principal Business, Address of Head Office, Title and Name of Representative, Capital Stock and Date of Fiscal Year End

There is no change in the principle business of both parties, the address of head office, the title and name of representatives, the capital stock, or the date of fiscal year end. The corporate name planned for Fuji Robin is “Makita Numazu Corporation” as of August 1, 2007. This is subject to approval for the change in the corporate charter at the Fuji Robin shareholders meeting scheduled for June 28, 2007.

	(2)	Outlook for Consolidated Financial Conditions after the Share Exchange

The impact of the Share Exchange on consolidated profit is expected to be minimal.

English Translation of press release originally issued in Japanese language	4